FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
C C R Bannister, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transaction

Following calculation of the vesting percentages for the earnings per share and total shareholder return parts of the Performance Share award made on 6 March 2006 under the HSBC Share plan:
1) 54,333 shares have been forfeited with effect from
8
 April 2009; and
2) the Trustees have released 13,371 shares under the HSBC Share Plan following partial vesting of the total shareholder return part of the award. The Trustees sold 5,482 of the released shares to meet the tax liability and transferred
7,889
 to
C C R Bannister
 as beneficial owner
.
3)
 Termination of a technical interest in one share following the release of employee share plans award
.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
Acquisition of 7,889 shares from the release of 2006 Performance Share award (TSR part) under the HSBC Share Plan.
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
1) 54,333 2) 5,482 3) 1
7	Price per share
1) N/A 2) £4.314841 3) N/A
8	Date and place of transaction
8 April 2009 , London
9	Date issuer informed of transaction
8 April 2009
10	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
11	Date of notification
9 April 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: April 09, 2009